 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________________________

FORM 11-K

_____________________________________

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

[  ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-01043

_____________________________________

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRUNSWICK CORPORATION
1 N. Field Court
Lake Forest, Illinois 60045-4811

Financial Statements and Supplemental Schedule

Brunswick Retirement Savings Plan
December 31, 2011 and 2010, and
Year Ended December 31, 2011

With Reports of Independent Registered Public Accounting Firms

Brunswick Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010, and Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee
Brunswick Retirement Savings Plan
Lake Forest, Illinois

We have audited the accompanying statement of net assets available for benefits of the Brunswick Retirement Savings Plan as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 19, 2012

1

Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statement of net assets available for benefits of the Brunswick Retirement Savings Plan as of December 31, 2010. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP
Chicago, Illinois
June 27, 2011

2

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments at fair value	$132,898,754	$145,458,870
Receivables:
Employer contribution	57,057	142,397
Notes receivable from participants	2,003,824	2,796,460
Total receivables	2,060,881	2,938,857
Net assets available for benefits	$134,959,635	$148,397,727

The notes to financial statements are an integral part of these statements.

3

Brunswick Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Investment income:
Interest and dividends from investments	$2,802,634

Other income:
Interest income on notes receivable from participants	87,212

Contributions:
Participants	3,737,803
Rollovers	13,115
Employer	1,038,960
Total contributions	4,789,878

Total additions	7,679,724

Deductions
Distributions and withdrawals to participants	18,835,022
Administrative expenses	68,976
Net depreciation in fair value of investments	1,716,156
Other deductions	7,944
Total deductions	20,628,098

Interplan transfers out	489,718
Net decrease in net assets available for benefits	13,438,092
Net assets available for benefits:
Beginning of year	148,397,727
End of year	$134,959,635

The notes to financial statements are an integral part of these statements.

4

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the plan sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Eligible hourly employees, as identified by the Benefits Administration Committee, who are not eligible to participate in the Brunswick Rewards Plan, must be at least 21 years of age and employed by the Company or a related company to which the Plan has been extended. Eligible employees include all employee groups as outlined in the plan document.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participant pretax and catch-up contributions were subject to the Internal Revenue Service (IRS) limit of $16,500 and $5,500, respectively, in 2011, and these combined contributions cannot exceed 40% of the participant’s compensation.

The basic matching contribution for members of the Fond du Lac Union, Local 1947, is 50% of pretax deferrals, up to 6% of compensation.  The Company’s basic matching contribution for all other employees in the Plan is 5% of pretax deferrals, up to 6% of compensation. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are not eligible for Company match.

Additional contributions are granted at the discretion of senior management. Such discretionary contributions are limited to 25% of total pretax contributions that do not exceed 6% of compensation.  The Fond du Lac Union, Local 1947, is exempt from consideration for discretionary contributions. Discretionary contributions for the year ended December 31, 2011 were $48,695, and were included as employer contributions receivable in the accompanying statements of net assets available for benefits.

5

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2011

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year and is included as an employer contribution receivable in the accompanying statements of net assets available for benefits. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

For the year ended December 31, 2011, $8,362 relating to the true-ups of certain participant accounts was contributed to the Plan. The true-up balance is reflected as a component of employer contributions receivable in the accompanying statements of net assets available for benefits.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Forfeitures

Forfeitures are used to reduce eligible Plan expenses or to reduce future Company contributions.

Participant Loans

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Beginning January 1, 2006, a participant was not permitted to have more than one loan outstanding at any one time with the exception of certain grandfathered loans outstanding. After these grandfathered loans are paid off, only one loan is allowed at a time, with the exception of any temporary amendments whereby the Plan may be amended to temporarily allow active participants to request up to two outstanding loans at a time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship or upon the participant's attainment of age 59 1/2. Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 70 1/2 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, and brokerage commissions are paid by the Plan’s participants. The Plan charges an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan via the automated touch-tone customer service system or $80 to initiate a loan through a representative. There is an annual loan maintenance fee of $25 for the life of the loan.

Interplan Transfers

At various times during the year, employees may transfer positions within Brunswick Corporation. If an employee transfers to a Brunswick entity that is covered by a different plan, then an interplan transfer occurs to move that employee’s assets into another Brunswick plan. Among all Brunswick-sponsored plans, the interplan transfers net to zero. During the year ended December 31, 2011, $489,718 was transferred from the Plan into the Brunswick Rewards Plan as a result of employee transfers within Brunswick Corporation.

6

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2011

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Brunswick ESOP Common Stock Fund is a fund composed principally of Brunswick stock. Dividends received on shares held in the Brunswick ESOP Common Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements (ASC 820) to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards.  The amendment is effective for the first interim or annual period beginning on or after December 15, 2011.  Because ASU 2011-04 only affects fair value measurement disclosures, the adoption of this amendment on January 1, 2012 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

7

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2011

3. Investments

During 2011, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year Ended December 31,
2011
Common stock	$280,239
Mutual funds	(1,996,395)
Total appreciation/(depreciation)	$(1,716,156)

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31,
	2011	2010
Brunswick ESOP Common Stock Fund	$11,511,585	$15,199,256
MainStay Large Cap Growth Fund	13,440,828	15,171,528
Royce Premier Fund	7,976,862	9,403,116
Vanguard 500 Index Fund	19,987,602	23,666,511
Vanguard Prime Money Market Fund	27,736,484	26,742,234
Vanguard Target Retirement 2015	17,404,995	18,130,957
Vanguard Target Retirement 2025	7,822,067	8,607,554
Vanguard Total Bond Market Index Fund	8,272,718	8,278,329

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

8

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2011

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$11,511,585	$—	$—	$11,511,585
Mutual funds:
Money market funds	27,736,484	—	—	27,736,484
Bond funds	10,862,563	—	—	10,862,563
Target-date funds	30,447,944	—	—	30,447,944
Domestic stock funds	47,123,827	—	—	47,123,827
International stock funds	5,216,351	—	—	5,216,351
Total investments	$132,898,754	$—	$—	$132,898,754

There were no transfers between levels during 2011.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$15,199,256	$—	$—	$15,199,256
Mutual funds:
Money market funds	26,742,234	—	—	26,742,234
Bond funds	9,315,807	—	—	9,315,807
Target-date funds	31,891,151	—	—	31,891,151
Domestic stock funds	54,986,699	—	—	54,986,699
International stock funds	7,323,723	—	—	7,323,723
Total investments	$145,458,870	$—	$—	$145,458,870

9

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2011

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$134,959,635	$148,397,727
Adjustment for certain deemed distributions of participant loans	(64,274)	—
Net assets available for benefits per Form 5500	$134,895,361	$148,397,727

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2011
Net decrease in net assets available for benefits per the financial statements	$13,438,092
Adjustment for certain deemed distributions of participant loans	64,274
Transfer of assets from this Plan	(489,718)
Net loss per Form 5500	$13,012,648

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Party-In-Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds shares of Brunswick Corporation common stock, and recognized dividend income of $32,292 on such stock during 2011. Notes receivable from participants also reflect party-in-interest transactions.

8. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

10

Brunswick Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #154

December 31, 2011

		Current
Identity of Issuer	Description of Investment	Value

Brunswick Corporation*	Brunswick ESOP Common Stock Fund	$11,511,585
MainStay Investments	Large Cap Growth Fund Institutional Shares	13,440,828
PIMCO Investments LLC	Total Return Fund II Institutional Class	2,589,845
The Royce Funds	Premier Fund	7,976,862
Templeton Institutional Funds, Inc.	Foreign Equity Series	664,449
The Vanguard Group, Inc.*	500 Index Fund	19,987,602
	Extended Market Index Fund	542,989
	Prime Money Market Fund	27,736,484
	Target Retirement 2005	1,288,246
	Target Retirement 2015	17,404,995
	Target Retirement 2025	7,822,067
	Target Retirement 2035	2,365,159
	Target Retirement 2045	306,674
	Target Retirement Inc	1,260,803
	Total Bond Market Index Fund	8,272,718
	Total International Stock Index Fund	4,551,902
	Windsor II Fund Investor Shares	5,175,546
		132,898,754
Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities	2,003,824
		$134,902,578

*Represents a party-in-interest to the Plan.

11

Financial Statements and Supplemental Schedule

Brunswick Rewards Plan
December 31, 2011 and 2010, and
Year Ended December 31, 2011

With Reports of Independent Registered Public Accounting Firms

Brunswick Rewards Plan

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010, and Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee
Brunswick Rewards Plan
Lake Forest, Illinois

We have audited the accompanying statement of net assets available for benefits of the Brunswick Rewards Plan as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 19, 2012

Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statement of net assets available for benefits of the Brunswick Rewards Plan as of December 31, 2010. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP
Chicago, Illinois
June 27, 2011

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments at fair value	$676,712,493	$672,305,663
Receivables:
Employer contribution	23,242,838	22,484,323
Notes receivable from participants	15,445,361	17,881,165
Total receivables	38,688,199	40,365,488
Net assets available for benefits	$715,400,692	$712,671,151

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Investment income:
Interest and dividends from investments	$16,282,816

Other income:
Interest income on notes receivable from participants	586,335
Other income	160,346
Total other income	746,681

Contributions:
Participants	26,082,573
Rollovers	1,321,614
Employer	35,799,934
Total contributions	63,204,121

Total additions	80,233,618

Deductions
Distributions and withdrawals to participants	58,607,502
Administrative expenses	166,737
Net depreciation in fair value of investments	19,219,556
Total deductions	77,993,795

Interplan transfers in	489,718
Net increase in net assets available for benefits	2,729,541
Net assets available for benefits:
Beginning of year	712,671,151
End of year	$715,400,692

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following description of the Brunswick Rewards Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the plan sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees are eligible to participate in the Plan provided they are employed as members of a group of employees of an employer to which the Plan has been extended and are at least 18 years old.

Newly eligible employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participant pretax and catch-up contributions were subject to the Internal Revenue Service (IRS) limit of $16,500 and $5,500, respectively, in 2011, and these combined contributions cannot exceed 40% of the participant’s compensation.

Subject to certain limitations, the Company makes a basic biweekly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are ineligible for Company match.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2011

The Company may make an annual variable retirement contribution of up to 9% of eligible compensation to the accounts of participants employed by the Company as of December 31 of the current plan year. Variable retirement contributions are invested in accordance with the participant’s investment elections. Variable retirement contributions for the year ended December 31, 2011 were $22,472,276, and were included as employer contributions receivable in the accompanying statements of net assets available for benefits.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

For the year ended December 31, 2011, $770,562 relating to the true-ups of certain participant accounts was contributed to the Plan. The true-up balance is reflected as a component of employer contributions receivable in the accompanying statements of net assets available for benefits.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Forfeitures

Forfeitures are used to reduce eligible plan expenses or to reduce future Company contributions.

Participant Loans

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Beginning January 1, 2006, a participant was not permitted to have more than one loan outstanding at any one time with the exception of certain grandfathered loans outstanding. After these grandfathered loans are paid off, only one loan is allowed at a time, with the exception of any temporary amendments whereby the Plan may be amended to temporarily allow active participants to request up to two outstanding loans at a time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship or upon the participant's attainment of age 59 1/2. Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 70 1/2 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, and brokerage commissions are paid by the Plan’s participants. The Plan charges an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan via the automated touch-tone customer service system or $80 to initiate a loan through a representative. There is an annual loan maintenance fee of $25 for the life of the loan.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2011

Interplan Transfers

At various times during the year, employees may transfer positions within Brunswick Corporation. If an employee transfers to a Brunswick entity that is covered by a different plan, an interplan transfer occurs to move that employee’s assets into another Brunswick plan. Among all Brunswick-sponsored plans, the interplan transfers net to zero. During the year ended December 31, 2011, $489,718 was transferred from the Brunswick Retirement Savings Plan into the Plan as a result of employee transfers within Brunswick Corporation.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Brunswick ESOP Common Stock Fund is a fund composed principally of Brunswick stock. Dividends received on shares held in the Brunswick ESOP Common Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2011

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements (ASC 820) to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards.  The amendment is effective for the first interim or annual period beginning on or after December 15, 2011.  Because ASU 2011-04 only affects fair value measurement disclosures, the adoption of this amendment on January 1, 2012 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

3. Investments

During 2011, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

Year Ended December 31,
2011
Common stock	$918,879
Mutual funds	18,300,677
Total depreciation	$19,219,556

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31,
	2011	2010
Brunswick ESOP Company Stock Fund	$41,193,640	$43,894,517
MainStay Large Cap Growth Fund	66,742,155	69,134,915
Royce Premier Fund	55,433,549	59,006,089
Vanguard 500 Index Fund	92,895,408	94,913,378
Vanguard Prime Money Market Fund	100,292,133	94,429,399
Vanguard Target Retirement 2015	44,630,969	47,176,896
Vanguard Target Retirement 2025	69,502,152	68,681,123
Vanguard Total Bond Market Index Fund	55,372,531	48,564,141
Vanguard Total International Stock Index Fund	38,865,196	48,714,286

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2011

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$41,193,640	$—	$—	$41,193,640
Mutual funds:
Money market funds	100,292,133	—	—	100,292,133
Bond funds	67,165,828	—	—	67,165,828
Target-date funds	176,226,909	—	—	176,226,909
Domestic stock funds	250,695,463	—	—	250,695,463
International stock funds	41,138,520	—	—	41,138,520
Total investments	$676,712,493	$—	$—	$676,712,493

There were no transfers between levels during 2011.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2011

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$43,894,517	$—	$—	$43,894,517
Mutual funds:
Money market funds	94,429,399	—	—	94,429,399
Bond funds	54,895,351	—	—	54,895,351
Target-date funds	170,220,135	—	—	170,220,135
Domestic stock funds	259,088,908	—	—	259,088,908
International stock funds	49,777,353	—	—	49,777,353
Total investments	$672,305,663	$—	$—	$672,305,663

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$715,400,692	$712,671,151
Adjustment for certain deemed distributions of participant loans	(233,895)	—
Net assets available for benefits per Form 5500	$715,166,797	$712,671,151

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2011
Net increase in net assets available for benefits per the financial statements	$2,729,541
Adjustment for certain deemed distributions of participant loans	(233,895)
Transfer of assets to this Plan	(489,718)
Net income per Form 5500	$2,005,928

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

7. Party-In-Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds shares of Brunswick Corporation common stock, and recognized dividend income of $113,725 on such stock during 2011. Notes receivable from participants also reflect party-in-interest transactions.

8. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Brunswick Rewards Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #170

December 31, 2011

		Current
Identity of Issuer	Description of Investment	Value

Brunswick Corporation*	Brunswick ESOP Common Stock Fund	$41,193,640
MainStay Investments	Large Cap Growth Fund Institutional Shares	66,742,155
PIMCO Investments LLC	Total Return Fund II Institutional Class	11,793,297
The Royce Funds	Premier Fund	55,433,549
Templeton Institutional Funds, Inc.	Foreign Equity Series	2,273,324
The Vanguard Group, Inc.*	500 Index Fund	92,895,408
	Extended Market Index Fund	5,815,789
	Prime Money Market Fund	100,292,133
	Target Retirement 2005	2,489,423
	Target Retirement 2015	44,630,969
	Target Retirement 2025	69,502,152
	Target Retirement 2035	35,137,624
	Target Retirement 2045	20,186,815
	Target Retirement Inc	4,279,926
	Total Bond Market Index Fund	55,372,531
	Total International Stock Index Fund	38,865,196
	Windsor II Fund Investor Shares	29,808,562
		676,712,493
Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities	15,445,361
		$692,157,854

*Represents a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

By: BRUNSWICK CORPORATION
as Administrator of the Plans

Date: June 19, 2012	By: /s/ B. RUSSELL LOCKRIDGE
B. Russell Lockridge
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm